UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

           SCHEDULE 13D

Under the Securities Exchange Act of 1934
        (Amendment No. 2)*

            PRAB, INC.
         (Name of Issuer)

           Common Stock
  (Title of Class of Securities)

            739413-10-2
          (CUSIP Number)

           Mark A. Metz
Dykema Gossett PLLC, 400 Renaissance Center, Detroit, Michigan 48243 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

         December 28, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           SCHEDULE 13D


CUSIP No.739413-10-2

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   State Treasurer of State of Michigan (see Attachment A to prior filing)

2  Check The Appropriate Box If A Member Of A Group*              (a) [ ]
                                                                  (b) [ ]

3  SEC Use Only



4  Source of Funds*

   OO (see Attachment A to prior filing)

5  Check Box If Disclosure Of Legal Proceedings Is        [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

  (see Attachment A to prior filing)

              7   Sole Voting Power

 Number Of           0
  Shares      8   Shared Voting Power
Beneficially
  Owned By           0
    Each      9   Sole Dispositive Power
 Reporting
  Person             0
   With       10  Shared Dispositive Power

                     0
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

          0

12 Check Box If The Aggregate Amount In Row (11) Excludes        [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)

         0%

14 Type Of Reporting Person*

   OO (see Attachment A to prior filing)

This is the second amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on or about November 11, 1992 (the "Original Statement") with respect to the common stock (the "Common Stock") of Prab, Inc. (the "Issuer") by the State Treasurer of the State of Michigan as Custodian for four retirement systems identified on Attachment A to the first amendment to the Original Statement, dated November 8, 1996 (the "Reporting Person"). Items 2, 5, 6 and 7 of the Original Statement, as previously amended, are further amended as set forth below:

ITEM 2. IDENTITY AND BACKGROUND.

        Attachments A and B are amended and restated in their entirety in the form attached to this Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is amended and restated in its entirety as follows:

        (a)     Neither the Reporting Person nor any other person named in
Item 2 beneficially owns any of the Common Stock.

        (b)     See (a).

        (c) On December 28, 1999, the Reporting Person sold all of the 366,667 shares of the Issuer's Convertible Preferred Stock it beneficially owned to the Issuer for $597,667 in cash. The Convertible Preferred Stock was convertible into Common Stock on a 1-for-1 basis.

        (d)     Not applicable.

        (e) The Reporting Person ceased to be a beneficial owner of more than 5% of the outstanding Common Stock on December 28, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended by adding the following information.

        Pursuant to the Stock Purchase and Sale Agreement, dated as of December 28, 1999, by and between the Reporting Person and the Issuer, the Reporting Person sold all of the 366,667 shares of the Issuer's Convertible Preferred Stock it beneficially owned to the Issuer for $597,667 in cash. Such agreement is attached to this amendment as Exhibit 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended by adding the following exhibit.

        4. Stock Purchase and Sale Agreement, dated as of December 28, 1999, by and between the Reporting Person and the Issuer.

                                SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated:  February 1, 2000


/s/ David C. Turner
David C. Turner, Administrator of the Alternative Investments Division


                              EXHIBIT INDEX

No. 1 Stock Purchase and Sale Agreement (366,667 shares of Prab, Inc. Stock) dated December 28, 1999

                              ATTACHMENT A

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN
                          ("Reporting Person")

I.  Reporting Person

Pursuant to State Law (Section 91 of Act No. 380 of the Public Acts of 1965, as amended), the State Treasurer, State of Michigan is the investment fiduciary for the following five State sponsored retirement systems: Public School Employees' Retirement System; State Employees' Retirement System; Michigan State Police Retirement System; and Michigan Judges' Retirement System.

The Michigan Department of Treasury's Bureau of Investments performs the investment function, under the direction and on behalf of the State Treasurer.

The aforementioned State Law created an Investment Advisory Committee comprised of the Director of the Department of Consumer and Industry Services, the Director of the Department of Management & Budget, or their duly authorized representatives, and three public members appointed by the Governor with the advice and consent of the Senate. The committee meets quarterly and reviews investments, goals, and objectives, and may submit recommendations to the State Treasurer. The Investment Advisory Committee may also, by a majority vote, direct the State Treasurer to dispose of any holdings which in the committee's judgment is not suitable for the funds involved, and may by unanimous vote direct the State Treasurer to make specific investments.

Act No. 314 of the Public Acts of 1965, as amended, authorizes the investment of assets of public employee retirement systems or plans created and established by the state or any political subdivision.

The acquisition of equity securities are made for investment purposes only. Investments in equity securities are made from the assets of the aforementioned four retirement systems with total assets of approximately $51.62 billion. The retirement systems derive revenue from employer and employee contributions, court fees, and investment income.

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN


Name:  Mark A. Murray

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  State Treasurer
                       State of Michigan
                       P.O. Box 15128
                       Lansing, Michigan  48901

Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN


Name:  Jacqueline M. Johnson

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Stock Analysis Division


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                      INVESTMENT ADVISORY COMMITTEE


Name:  Jerry L. Tubergen

Business Address:  RDV Corporation
                   500 Grand Bank Building
                   126 Ottawa Avenue NW
                   Grand Rapids, Michigan  49503

Principal Occupation:  President and Chief Executive Officer


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                      INVESTMENT ADVISORY COMMITTEE


Name:  Mr. Samuel Valenti, III

Business Address:  Masco Corporation
                   21001 Van Born Road
                   Taylor, Michigan  48180

Principal Occupation:  Vice President of Investments


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                      INVESTMENT ADVISORY COMMITTEE


Name:  Mr. Farris W. Womack

Business Address:  2242 Rivenoak Court
                   Ann Arbor, Michigan  48103-2375


Principal Occupation:  Retired

Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                      INVESTMENT ADVISORY COMMITTEE


Name:  Kathleen M. Wilbur

Business Address:  Michigan Department of Consumer and Industry Services
                   Director's Office
                   4th Floor, Law Building
                   Box 30004
                   Lansing, Michigan  48909

Principal Occupation:  Director, Michigan Department of Consumer and
                       Industry Services


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                      INVESTMENT ADVISORY COMMITTEE


Name:  Janet E. Phipps

Business Address:  Michigan Department of Management and Budget
                   Director's Office
                   Cass Building, First Floor
                   Box 30026
                   Lansing, Michigan  48909

Principal Occupation:  Director, Michigan Department of Management
                       and Budget


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                           INVESTMENT OFFICERS


Name:  Roy A. Pentilla

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Deputy Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                           INVESTMENT OFFICERS

Name:  Alan H. Van Noord

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                           INVESTMENT OFFICERS


Name:  Jon M. Braeutigam

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Mortgage and Real Estate Division


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                           INVESTMENT OFFICERS


Name:  Paul R. Nelson, II

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Fixed Income Analysis Division


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                           INVESTMENT OFFICERS


Name:  David C. Turner

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Alternative Investments Division


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                           INVESTMENT OFFICERS


Name:  Milan J. Maat

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Short Term Investment Division


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                           INVESTMENT OFFICERS


Name:  Vernon L. Johnson

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Trust Accounting Division


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                              ATTACHMENT B

                              SCHEDULE 13D

                   STATE TREASURER, STATE OF MICHIGAN

                           INVESTMENT OFFICERS


Name:  Richard J. Holcomb

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Quantitative Analysis Division


Criminal convictions during the last five years:  None

Civil findings or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America